SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

                                XO HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98417K106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Ira S. Dizengoff, Esq.
--------------------------------------------------------------------------------
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 14, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7, for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98417K106                 13D/A                      Page 2 of 4 Pages


1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                Allegiance Telecom Liquidating Trust

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)   [ ]
                                          (b)   [X]

3       SEC USE ONLY

4       SOURCE OF FUNDS



5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware


 NUMBER OF           7        SOLE VOTING POWER
  SHARES                      13,020,000
BENEFICIALLY
  OWNED BY           8        SHARED VOTING POWER
   EACH                       0
 REPORTING
  PERSON             9        SOLE DISPOSITIVE POWER
   WITH                       13,020,000

                     10       SHARED DISPOSITIVE POWER
                              0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                13,020,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.2%

14      TYPE OF REPORTING PERSON

                OO

                                                               Page 3 of 4 Pages


     This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed on behalf of Allegiance Telecom Liquidating Trust (the "Trust"), and relates to shares of common stock, $.01 par value per share (the "Shares") of XO Holdings, Inc. (the "Issuer"), held for the account of the Trust. This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 7, 2004 (the "Schedule 13D"). Capitalized terms used in this Amendment but not otherwise defined shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

     According to information filed by the Issuer with the Commission in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 182,001,285 as of November 3, 2006.

     (a) The Trust may be deemed to be the beneficial owner of the 13,020,000 Shares (approximately 7.2% of the total number of Shares outstanding) held for the account of the Trust. Each of the individuals listed on Annex A disclaims beneficial ownership of the Shares held for the account of the Trust.

     (b) The Trust may be deemed to have sole power to direct the voting and disposition of the 13,020,000 Shares held for the account of the Trust.

     (c) Transactions in the Shares by the Trust during the past sixty (60) days:


Date of Transaction        Nature of Transaction          Number of Shares      Price Per Share
-------------------     --------------------------     --------------------     ---------------
November 14, 2006       Open market sale of Shares           10,000,000              $4.25



     (d) The Beneficiaries of the Trust have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Trust in accordance with their beneficial interests in the Trust.

     (e) Not applicable.

                                                               Page 4 of 4 Pages



                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     November 20, 2006                 ALLEGIANCE TELECOM LIQUIDATING TRUST



                                            By:  /s/ Eugene I. Davis
                                                 -------------------------------
                                                 Name:   Eugene I. Davis
                                                 Title:  Plan Administrator